Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: September 13, 2007

The following is the translated transcript from the joint press conference held by Gaz de France and Suez on September 3, 2007, entitled “GDF SUEZ : The creation of a worldwide energy leader” issued by Gaz de France on September 3, 2007.

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

Creation of a World Leader in Energy 3 September 2007

The meeting began at 2.45 pm.

GERARD MESTRALLET

Good afternoon, ladies and gentlemen. Jean-François and I are delighted – and proud – to be here with you today to tell you about our plans to merge our two groups. We all feel we are at a turning point, and on the verge of making history. It’s a great day for us.

THE OPERATION (AN OVERVIEW)

We are going to be telling you about the birth of one of Europe’s leading – and one of the world’s top-ranking – energy groups. Merging Gaz de France and Suez will bring an historical opportunity to create one of Europe’s most beautiful energy groups; a group that will play a pivotal role in efforts to consolidate Europe’s energy sector and that will shape this continent’s energy sector and landscape for decades to come.

This company will merge unrivalled strengths and unparalleled talent. Talking of unparalleled talent, our top executives are here in the front rows.

We are also merging leading positions in complementary business lines, and exceptionally solid finances.

We will be in a position to rise to the challenges that the energy sector will bring in years to come. We will be in a position to secure supplies, curb global warming, promote clean energy and supply energy on competitive terms.

We are planning to invest heavily in all our business lines over the coming years. That includes upstream gas operations, infrastructure and electricity generation.

We are also looking at a Europe-wide project that will create jobs, and at technological agendas with all the associated investment.

It was indeed a lengthy process. We started exchanging views on emerging trends in the energy sector and at mounting gas and electricity convergence with Gaz de France over five years ago. We stepped up gears and started working on the merger two years ago, when Gaz de France’s new status made doing so feasible.

We have spent the last year and a half sparing no effort to get this merger off the ground. We ran into a number of hurdles – as you know – and we overcame them one by one.

We have obviously been exchanging with Gaz de France and its main shareholder, the French Government, over these past few weeks and indeed days.

We had an historical opportunity to merge into one of the energy sector’s leading lights. The French President saw Gaz de France’s new status as a step towards fulfilling a critical national agenda. Merging Gaz de France and Suez, from that angle, is tantamount to securing France’s and Europe’s energy supply. We were likewise concerned with building our Environment business line’s future and preserving its integrity.

The overriding goal, in other words, was to find a way to protect interests on both sides of the deal. The plan we will be telling you about today is not the one we told you about originally. But it is a very good plan and will help us meet that goal.

The French President’s involvement, determination, industrial vision and commitment to striking a fair balance played a decisive role in our efforts to steer this project to successful completion.

I would also like to hail the efforts and determination that the French Prime Minister, the Minister of Finance and their teams pooled in this project.

The positive, realistic and down-to-earth outlook we all shared helped us negotiate the obstacles that many deemed insurmountable, and to hone down a project that accommodates every party’s concerns and constraints.

This project accommodates the French Government’s will to hold a blocking minority in the new company in its capacity as Gaz de France’s shareholder and as warranted by its responsibility for securing energy supplies for this country.

This project also provides for Suez Environment’s integrity, long-term vision and future development. Suez, as you know, will float Suez Environment while retaining a 35% stake.

It is a fair and balanced project.

It will benefit all stakeholders (our employees, customers, shareholders and the communities we serve) and cater for national and European interests.

Labour guarantees will not change. Jean-François and I will work with our teams to accommodate our respective corporate cultures, nurture our staff, and embrace our French and Belgian roots.

I would also like to tell the Gaz de France and Suez teams at work around the world that they and we have every reason to look to the new Group and to the future with unmitigated trust and confidence.

We have come a long way and still have a long way to go to get one of the most beautiful projects in Europe’s energy sector off the ground. We will be pushing ahead hand in hand and enthusiastically.

Lastly, Jean-François, I would like to tell you how proud I am to share new stage in this exciting adventure with you and your teams, and with the fantastic company you run. Over to you.

JEAN-FRANCOIS CIRELLI

Thank you very much, Gérard. Good afternoon, ladies and gentlemen.

I remember announcing plans to float Gaz de France shares in this same room only two years ago – if that. A bill that France’s then Minister of Finance Nicolas Sarkozy had pushed through Congress had paved the way for that move. And I can only look back in awe at the amount of ground we have covered since then. And I am proud to be here to tell you about the new Group we are building.

First of all, as Gérard pointed out, GdF-Suez will be a prominent player in the energy market.

I am also delighted and proud to see so many of you here today, but I would like to insist that we would not be here if it had not been for Gaz de France’s main shareholder, the French Government.

I would like to thank French President Nicolas Sarkozy and Prime Minister François Fillon for the vital and pivotal role they played in the process.

President Sarkozy’s concern for France’s energy policy and his personal involvement in efforts to buttress French companies go back a long way.

I have personally seen his hands-on involvement and comprehensive industrial vision on a number of occasions. I saw him spare no efforts to secure the Sanofi-Aventis merger and to save Alstom.

His decision to green-light the GdF-Suez merger and thereby build a front-running player in Europe’s and particularly France’s energy sector is another example.

His decisions will do much to secure gas supplies, in particular, across Europe. And it will buttress both Gaz de France’s and Suez’s development potential.

President Sarkozy has asked us to refocus on energy, and therefore to concentrate all our financial resources on efforts to cement our position in France and across Europe.

This is our core business. It is what we do best. And it is where we will be heading from now on.

So thank you very much, Suez and Gérard, for agreeing to this new road map and strategy. This new strategy will be respected.

We will shortly be telling you about the new Group’s strengths and about how this merger will unfold over the next few months. But the main point is that we are looking forward to seeing a beautiful project and an amazing industrial adventure take flight.

I will work side by side with Gérard Mestrallet to steer this project to successful completion. And I am delighted to say that the women and men working for Gaz de France – the women and men who have built the great company that is today Gaz de France – will feel at home in GdF-Suez once this friendly merger of equals comes through.

We at Gaz de France are also proud to join forces with the terrific talent at Suez, Electrabel and Fluxys – to name only three companies.

We are also proud to play our part in efforts to build this new leading light in the worldwide energy sector.

We will be embarking on talks with our labour unions shortly. We will needless to say do everything we can to ensure these exchanges are as open, transparent and thorough as possible.

Lastly, I would like to state that the changes in Gaz de France’s status will have no impact on gas prices. Gas prices hinge on oil prices, not on the supplying company’s status. Gas prices increased in synch with rocketing oil prices over recent years. Both have since levelled off. The French Government will retain its control over them.

That was what I wanted to say about by way of introduction. I would simply like to add that, as you will see, it has changed. Or rather that it has improved.

Gérard, over to you for our presentation.

CREATION OF A WORLD LEADER IN ENERGY

GERARD MESTRALLET

Thank you, Jean-François.

Now for the details of the operation. We are looking at an historical opportunity to create a leader in the energy sector. Doing so will create value for all our stakeholders (our shareholders, employees and customers). It will be a fair and balanced operation. Spinning off the Environment branch will boost this world-class water and waste-management specialist’s exposure.

We will be carving our new goal-oriented organisation around the need to rise to the formidable challenges lying down the road.

Here are a few details on how we will be moving ahead with the merger.

The Gaz de France and Suez boards of directors approved the new terms last night. Our main shareholders backed the merger. We are moving ahead with a merger of equals (21 Gaz de France shares for 22 Suez shares) and distributing 65% of Suez Environment’s capital to Suez shareholders.

The new Group will keep a 35% stake in Suez Environment to protect its integrity, boost its market exposure and tap its development potential.

Moving on to the timeline, there are three steps ahead:

1) we will be consulting our unions (in both companies),

2) our boards of directors will be signing the merger agreement,

3) of course, Suez and Gaz de France will be convening their respective extraordinary general meetings to approve the merger.

The goal, of course, is to complete the merger as soon as possible. We are looking at 2008, and possibly at the first half.

Moving on to the industrial project and to where this new group will stand in the competitive environment awaiting it, we will be creating a world leader specialising in the energy field. The new Group’s turnover will stand at €72 billion (based on last year’s figures). From this point of view, we will be the world’s largest utility. As you can see on this chart, our turnover will rank us ahead of E.on, EDF and RWE, and be five times larger than that of our biggest Americas rival. We will be France’s sixth-largest employer. We will play a prominent role in Europe’s gas and electricity convergence process. Gaz de France is already Europe’s leading gas company, and Suez will bolster its position across Europe and around the world. We will be the biggest gas purchaser and supplier. We will have the biggest transport and distribution network, and the second-largest storage operation in Europe.

We will also be Europe’s fifth-largest electricity generator and supplier (and the world’s third-largest electricity generator).

We will be France’s second-largest electricity generator, and the world’s leading independent electricity generator. We have solid positions in Brazil, the United States and Thailand, and recently moved into the Middle East where we have since come to rank among the frontrunners.

Our positions will also bolster each other in the LNG business. That indeed is one of this merger’s cornerstones. We will be Europe’s leading LNG importer and purchaser, the second-largest methane terminal operator, and a leader across the Atlantic basin.

As you know, Gaz de France and Suez also have similar philosophies for the energy sector. We both combine commodity sales with energy services. So we will both be able to combine our strengths and buttress our leadership in Europe’s energy-services segment.

CREATING VALUE FOR ALL OUR STAKEHOLDERS

Sound finances

The new Group’s sound finances will obviously enable us push ahead with our bold growth and investment strategy while keeping our net debt in check at a comfortable €13.9 billion (based on last year’s figures), and retaining our high cash-flow-generation potential and handsome financial optimisation opportunities.

This slide provides the figures for the new Group. Our combined EBITDA will stand in excess of €11 billion (again, based on last year’s figures) and rank us among the top three listed utilities. Our market value will rank us among France’s top four (or perhaps indeed top three) listed companies.

This merger of course fits in with the strategies we had both been rolling out separately and that we will henceforth be combining.

A clear and bold strategy

Accelerating development will involve embracing a clear and bold strategy. The main drivers follow.

1) We will be cementing our leadership in our domestic markets (France and Benelux).

2) We will be tapping our complementary strengths to provide combined gas and electricity supply and groundbreaking energy services.

3) We will be building up all our European businesses, and tapping growth potential beyond. The fact that we can tap opportunities in markets that, in some instances, are growing faster than European markets, gives us a unique edge.

4) We will of course be stepping up our ambitious industrial-development strategy, especially in upstream gas operations, LNG, exploration and production – where combining our strengths makes a lot of sense and opens up very exciting opportunities – infrastructure and electricity generation.

Back to you, Jean-François, for our industrial vision.

CREATING A WORLD LEADER SPECIALISED IN ENERGY

JEAN-FRANÇOIS CIRELLI

Thank you, Gérard.

A shared vision

I think the main point here is that we share the same strategic vision.

People often ask us if we share the same industrial vision, and about the rationale behind merging Gaz de France and Suez.

I think the rationale is precisely that: that we have the same strategic vision.

Developments over the past 18 months, I would like to add, have no doubt shown that the merger makes even more sense.

So what is this shared strategic vision all about?

1) First of all, we want to push ahead with efforts to limit Europe’s energy dependence. We want to secure and diversify supplies. We want to buttress our exploration and production capacity to tap our own gas resources. We want to diversify our sources of electricity – and Electrabel’s contribution, without a shadow of doubt, will bring a quantum leap in that direction. That is the first shared strategic vision.

2) The second one involves embracing sustainable-development agendas. We all know we have to do something about it. We will be doing our part by developing renewable sources of energy. We have started looking into this critical issue separately, and of course plan to aim higher together.

3) We also plan to invest. We already do, and are aware that our business is looking at colossal requirements over the 20 or 30 years to come. We need to invest in infrastructure – gas infrastructure in particular – in energy generation, in power plants, and so on. And we need to be in a position to do so whenever and whenever the need arises. Our Group’s combined investment muscle will of course be one of its strengths.

4) Our market, as you know, is changing. Firstly, competition is getting fiercer. Newcomers and established players are eyeing our markets (which is fine by us as long as we have the wherewithal to hold our ground). Secondly, the market is on a rampant consolidation crusade. We are one example. I could give you a long list of companies that have shown an interest in merging with either one of us but I will not because the point is that everyone in our business is jostling to grow bigger and stronger, and to build the critical mass they need to rise to the challenges we have spoken about. Remember that the whole setup has changed. Markets have opened up across Europe so the barriers that kept at least some of the competition at bay are no longer there. So we have to take that on board as well.

Gaz de France and Suez supplement each other in a large number of fields. Yes, we also overlap on a few fronts. But the point is that the fields in which we can supplement each other will add up to a marvellous player.

The second point I want to make is that we will be able to pool tremendous industrial resources. Gaz de France has the right infrastructure. So do our colleagues at Suez. And we are looking forward to tapping the combined infrastructure’s full potential together.

We are combining exceptionally well structured operations from upstream operations all the way down the line. We already provide combined energy deals, but will be able to bundle them into solutions that our customers will find even more attractive.

We also supplement each other from a geographic standpoint, but I won’t come back on that.

We will enjoy greater flexibility on the energy-supply front. As we have said, we can tap the full breadth of gas resources and electricity-generation capacity.

We are excited at the prospect of working with a company that has amassed extensive expertise in the field of nuclear energy – which is going to be one of this new Group’s key strengths.

We will be in a position to streamline our combined gas and LNG capacity worldwide.

We intend to play a trailblazing role on the sustainable-development front, precisely because that is where the market is heading.

We both have thriving service divisions (Jérôme Tolot runs Suez’s Service branch and Cofathec is in charge of its sister division at Gaz de France) and I am certain that teaming them up will put us in a position to provide the services that consumers need.

We have not been resting on our laurels over the past couple of months: as you know, we have been pushing ahead with our own separate strategies. But, in fact, if you take a close look at those separate strategies, you will see that they provide a beautiful fit for the strategy we want for the new Group.

I won’t go into too much detail but, as you can see on this slide, we have both been moving ahead with plans to develop and cement our leadership in the LNG market. We have also been increasing our storage capacity. As Gérard said earlier, we will be pooling our infrastructure into Europe’s second-largest storage capacity. And storage, as we have also said, is a key strategic issue for Gaz de France and for the new Group.

We have also extended our exploration and production capacity. Gaz de France, for instance, will be distributing its first shipment of Norwegian gas this year and the first liquid gas tanks to our factory in Shnovit. This is a major breakthrough.

Suez has also been striding ahead with its strategy: it has bolstered its generation capacity across the world, and stepped up its R&D efforts on the nuclear-energy front over the past few months. It has also been building up its LNG business (its beautiful terminal just outside Boston, which will be a tremendous asset for the new Group, is one example). Its Energy Services branch has signed a string of new contracts. It has likewise cemented its partnerships in Spain. Suez, as an aside, is more active in Spain than Gaz de France, and its stake in Gas Natural will prove pivotal for the Group as a whole.

Our growth prospects – because we are going to grow faster together – are also exciting, simply because the growth drivers across our business lines are extremely robust.

Gas will clearly be the world’s key source of energy for the 30 years to come. We therefore have to secure gas supplies more than ever before. We also need new infrastructure more than ever before. The gas market is also shifting from fragmented regional clusters into the global arena and LNG is moving into the spotlight the world over. The new Group will be the world’s LNG trading and transport leader.

Demand for electricity is also rocketing. Electricity consumption swells 50% every 30 years. So we need to be in a position to deliver in Europe and beyond. Suez, and especially Tractebel, have been doing a great job – outside Europe, especially – and will therefore of course be one of the new Group’s main assets.

The fact that the European market has dropped its barriers will naturally open up new growth opportunities, and we believe that our combined strength will put us in a position to tap them. (You can see a few of these opportunities on this slide).

So, at the end of the day, we know exactly where we want to go. The exciting markets we serve will help us, but the talent that our teams can pool will no doubt be the key.

Back to you, Gérard.

GERARD MESTRALLET

Thank you, Jean-François.

This next slide provides a few key figures for the new group based on combined 2006 data. I have already given you a few of them. Our turnover will add up to around €72 billion (including €60 billion in energy), our EBITDA will stand at €11.4 billion and our Current Operating Income will total €8 billion. Those are handsome figures.

The new Group’s finances, in other words, will be extremely sound and provide a fantastic launching pad for this new venture. We also generate a healthy cash flow. So we are ready to embrace new growth and development.

The new Group will also enjoy considerable financial flexibility. That will obviously put us in a position to roll out the bold strategy that Jean-François and I sketched out a moment ago.

We can also confirm our plans to save around €1 billion a year on operational synergies down the road. This plan involves saving practically €400 million over the next three years, and upping that figure to €1 billion roughly five years from now.

We are also planning to save €1 billion through financial synergies.

This project, in other words, will create amazing value.

Greater value-creating potential

This merger encompasses value-creation opportunities – and hence attractive shareholder-return prospects – on a number of scores.

First of all, GdF-Suez stock will earn appeal by refocusing on the energy sector, strengthening its growth and profit-generating muscle, the synergies I just mentioned, and an aggressive dividend policy. Our goal is to consistently outperform the sector average.

Above-average shareholder returns have become something of a tradition at Gaz de France and at Suez, and that will not change. We are also looking into bolstering shareholder returns with extraordinary dividends or share-buyback programmes.

Our aggressive dividend policy, along with greater stock liquidity and heavier weighting in the main indexes – we may well rank among the top five or six companies on the EuroStoxx 50 index – will no doubt boost our re-rating bid.

The project that Jean-François and I are presenting today is fair and well balanced. Back to you, Jean-François

A FAIR AND BALANCED MERGER

JEAN-FRANÇOIS CIRELLI

Thank you.

A merger is first and foremost an agreement between shareholders. Shareholders have to agree on the project, and on the price. So the merger has to be fair for shareholders on both sides of the deal.

Our job was to strike a balance that Gaz de France and Suez shareholders would find fair.

The terms of the merger have changed precisely to hone that fair balance. They involve exchanging 21 Gaz de France shares for 22 Suez shares. We will concurrently be handing 65% of Suez’s Environment business to Suez shareholders. That means that every Suez shareholder will get 0.9545 Gaz de France shares for each Suez share he or she owns (i.e. slightly less than one). Over and above that, he or she will also get his or her portion of the 65% of Suez Environment that we will be floating, in the form of shares.

The Suez and Gaz de France boards of directors yesterday asked their respective chairmen to proceed with this plan and authorised us to move ahead with this new merger project.

A number of banks endorsed the ratio that our boards approved.

The Paris Commercial Court will be appointing three commissaires à la fusion to review and green-light these terms. The French Government will also have its say, as the Commission des Participations et des Transferts will also have to rubber-stamp the conditions at the end of the process.

At that point, we will be ready to put the merger to the vote at our respective extraordinary meetings.

The new Group’s shareholders

Roughly 55% of the new Group’s shareholders will be or will have been former Suez shareholders and 45% of them will be former Gaz de France shareholders. The French Government will be the new Group’s largest shareholder (it will hold more than 35% of the shares).

The tentative timeline

Before moving on to the steps down the road, I would like to point out that we have already come a very long way. I am fully aware that journalists have on occasion said that this merger has been dragging on for a little too long. But I think you have to bear in mind that this merger involved an unusually large number of very particular stages. First of all, it involved pushing a bill through Congress. That is not something you see every day. Then the Constitutional Court had to rule on the Gaz de France privatisation. That is all behind us now, but it naturally took time. Then we needed the European competition authorities’ agreement, which we secured last year. So we got through a lot of the groundwork in 2006.

Now, to move on, we need to consult Gaz de France’s, Suez’s and Suez Environment’s unions (precisely because we will be spinning off Suez Environment).

We will naturally be working with our legal advisors to draft the documents that we are required to submit to financial market authorities (on behalf of GdF-Suez and Suez Environment).

We also need our shareholders to approve our plans to merge and to float Suez Environment.

I am not sure I made this clear enough, but I would like to point out we will be floating Suez Environment, and merging Suez and Gaz de France, on the same day.

When will all this happen? We expect to merge in 2008. The earlier the better, of course. But we cannot tell you any more at this point. The goal, however, is to merge during the first half of 2008.

FLOATING SUEZ ENVIRONMENT

GERARD MESTRALLET

I would like to say a few words about our plans to spin off Suez Environment, mainly because this is one of the new aspects of the plan.

As Jean-François said, we will be floating Suez Environment the day we merge. Suez shareholders will get their Suez Environment shares moments before Suez and Gaz de France merge.

Suez Environment, as you know, is its business sector’s co-leader worldwide. It has grown into a beautiful company in and of itself over the past ten years.

Again, 65% of Suez Environment will go to Suez shareholders and GdF-Suez will keep – and hold – the remaining 35%.

Key Suez shareholders will end up with roughly 12 or 13% of Suez Environment and will probably negotiate a shareholder pact with GdF Suez locking about 45 to 48% of the capital.

Besides gelling Suez Environment’s shareholder base, that pact will cover corporate governance and job security.

I would like to point out that Jean-Louis Chaussade will stay at Suez Environment’s helm.

I would also like to remind you of Suez Environment’s terrific track record. It went through a very rough phase when the crisis in Argentina broke out in 2002. We decided to tackle the problems head-on. So we got to work and Suez Environment recovered. It also refocused: it decided to pull out of Latin America and went on to thrive in Europe, the Middle East, North Africa, China and North America. And wrote an amazing success story in the process.

Its management team has earned its spurs and embarked Suez Environment on the road to the sound and profitable growth it is enjoying today.

GdF-Suez will still consolidate its stake in Suez Environment in its accounts, but the bulk of its shares will float and afford it greater exposure and fresh autonomy. Suez Environment will also become a pure player in its field (i.e. water and waste management), and its leadership in high-added-value technology will be unchallenged.

This branch can also look forward to exciting growth prospects in its buoyant market. Demand for environmental solutions is booming around the world. New issues such as global warming are only one of the reasons. Sustainable development, water management and waste recycling also rank high on agendas everywhere. Emerging and developed countries are tightening environmental regulations. That, of course, is opening up new opportunities for a Group such as Suez Environment.

Demand for high-added-value solutions – one of areas in which Suez Environment’s has developed considerably – is also rocketing. These solutions include seawater desalination, sludge treatment, metal and other material recycling, biological and mechanical processes, and methanisation. And the Group can look back on a number of success stories in those fields in recent months and years.

We will be pushing ahead with efforts to accelerate Suez Environment’s expansion. Major partnerships in Spain (Caixa), Italy (Acea) and China (New World of Hong Kong) have been and will continue sharpening its competitive edge. And it will be in a position to profitably integrate any external-growth opportunities that may arise.

We are expecting Suez Environment’s EBITDA to hit the €3 billion mark – i.e. grow by 50% compared to 2006 – by 2010, on the strength of organic growth alone.

AN EFFICIENCY-FOCUSED, ACTION-GEARED ORGANISATION

Jean-François and I would like to tell you briefly about what the new Group’s management will look like.

It has not changed one bit since we presented it originally. But we’ll run you through it again in case you have forgotten!

GdF-Suez’s management committee – yes, as you have probably noticed by now, the new Group will be called GdF-Suez – will count six members.

Jean-François Cirelli will be the Vice Chairman and President, and I will be the Chairman and CEO. So nothing new here, either.

The four Executive Vice Presidents will be Yves Colliou (who runs Gaz de France’s Infrastructure branch today), Jean-Marie Dauger (who runs Gaz de France’s gas division today), Jean-Pierre Hansen (who runs Suez’s operations and chairs Suez Energy Europe), and Gérard Lamarche (Suez’s CFO).

Yves Colliou will be in charge of GdF-Suez’s infrastructure, Jean-Marie Dauger will run GdF-Suez’s gas and LNG branch, Jean-Pierre Hansen will be at the helm of the worldwide energy branch excluding France, and Gérard Lamarche will oversee the finances.

We will also have an Executive Committee encompassing the members of the Management Committee I just introduced alongside the operational-branch and functional-division heads.

We have fine-tuned this organisation to be effective and efficient, and to steer the merger and ensuing integration and development to successful completion.

And we have fine-tuned a fair balance.

JEAN-FRANÇOIS CIRELLI

I obviously won’t be repeating what Gérard just said. But I do want to say that the two of us have been very much in the limelight lately and come across as a something of a tandem. This Group, however, is about a team, not a tandem. I am delighted to be part of this team and proud to introduce my colleagues (and to ask them to stand up). Henri Ducré here will run the French branch, Jean-Pierre Hansen will run the Energy Europe and International branch, Dirk Beeuwsaert will serve as his Deputy, Jean-Marie Dauger will run the Global Gas and LNG branch, Yves Colliou will run the Infrastructure branch, and Jérôme Tolot will run the Energy Services branch.

This, ladies and gentlemen, is the terrific team that, as Gérard said, will be blazing the trail forward. Along with our friend Jean-Louis Chaussade who will no doubt enjoy having his own listed company but will still have us hovering nearby. Remember we own a sizeable chunk of your new company and rest assured that we will be demanding shareholders!

CONCLUSION

By way of conclusion, I would like to focus on three notions: ambition, Europe and agreement.

Our industrial project is of course ambitious. Energy policy in Europe is proof that we have to push ahead every day.

Our project is also European. We are determined to share the benefits with all our customers in France, Belgium and elsewhere in Europe. We are also determined to give the men and women working for Suez and the men and women working for Gaz de France wider opportunities in a larger Group that has a solid track record for job creation and protection. We are also certain that our shareholders will benefit from the value that the synergies we will create.

Our project is also about agreement. Agreement, that is, between management teams, and between shareholders – including Gaz de France’s main shareholder, the French Government, which has allowed this beautiful project to move on.

Thank you very much, ladies and gentlemen. We will now be happy to answer your questions. (Applause)

Q & A

PATRICE LAMBERT (Crédit Mutuel, CIC)

I have two questions (but, first of all, congratulations!).

My first question is about the synergies you mentioned on slide 17. The 18-month-long pregnancy lasted twice as long…

JEAN-FRANÇOIS CIRELLI

That depends on what animal you’re referring to!

PATRICE LAMBERT

A beautiful animal, in any case.

JEAN-FRANÇOIS CIRELLI

I don’t think elephants have nine-month-long pregnancies….

PATRICE LAMBERT

Anyway, the impression I get is that the synergies have doubled. Can you tell us how they compare to the synergies you forecast 18 months ago, and clarify the scope?

My second question is about obstacles. I jotted down three: the unions, the shareholder meetings, and ‘miscellaneous’. Could you tell us more about the obstacles you still have to negotiate?

I have a third question, if I may. I’m sorry if this sounds naïf and ingenuous, but I can’t understand why you are insisting on full consolidation.

GERARD MESTRALLET

We are going to share the answers.

To answer your question about synergies, we had already spotted €1 billion in the project we told you about last year. We had spotted short-term synergies (which we disclosed in February) and then Gaz de France and Suez teams working together tallied up the total to about €1 billion. We are still expecting to tap those synergies. I won’t be going into details, but we are looking at operational synergies, scope synergies and complementary synergies.

We have since taken a fresh look at potential synergies. We will be providing details in due course, but the synergies already amounted to €1 billion: they didn’t just double overnight. And the estimates we used were conservative.

PATRICE LAMBERT

My question was unclear. I didn’t understand the second part of your answer: is the €1 billion you mentioned in the first part of your answer the roughly €1.1 billion we all have in mind and the €1 billion in the second part of your answer over and above it?

GERARD MESTRALLET

Let me make this clear. We forecast €1 billion a year in recurring operational synergies. That figure hasn’t changed since we told you about it last year.

The financial-optimisation synergies amount to a lump €1 billion sum stemming from a number of factors (financial optimisation and tax deficits). So that is the same as last year. The new setup won’t change that, aside of a one-shot €150 million due to the fact that Suez Environment will no longer be included in the fiscal scope.

JEAN-FRANÇOIS CIRELLI

You might remember that we gave you the same synergy forecasts last year but the timeline was different: we were looking at 2007, 2008 and 2009 back then, and we are looking at 2008, 2009 and 2010 now.

We hope the time we spend putting the merger together will also allow us to spot more synergies evaluated to one third each year. The €150 million that Gérard mentioned is from the operational synergies, not financial synergies.

GERARD MESTRALLET

The obstacles…

JEAN-FRANÇOIS CIRELLI

The obstacles… Well, life is an obstacle course. We know that. We’ve seen that! I think we have shown that we are plainly determined to move forward with this plan. We have made this clear at every level from the French President down. I can’t see how or why this plan can stumble on anything any more.

We admittedly underestimated and legal and regulatory hurdles, but we overcame them nonetheless.

We are not hanging on for any more bills to pass, or for any more authorisations to come through.

We have the European Commission’s green light and we have applied for the extension we need. We are waiting for their reply, we are confident as to the outcome, we will be happy to answer any questions they have, and we will be meeting them to tell them about the new project in the very near future.

Of course, a number of Suez and Gaz de France staff oppose this project. We will give them all the information they require to go ahead.

The ‘miscellaneous’ obstacles you mentioned… I think we have seen our fair share of ‘miscellaneous’ obstacles and can’t see any more waiting to happen.

GERARD MESTRALLET

The key to success is determination. We are where we are today because we were determined to make it happen. We are all determined to make this happen. So it will.

You also asked about consolidating Suez Environment. At the end of the day, it will all depend on what the shareholders agree on. That will cover management-team and board appointments, etc. That will all go into the consolidation, and that can only spell good news.

FROM THE FLOOR (Bloomberg Television)

I have two questions for Mr Mestrallet.

Firstly, last Thursday, you insisted that Suez Environment was a “strategic asset”. Has that changed over the past four days?

Secondly, there is a lot of talk about Suez unions and about privatising GdF. But, from another angle, people who bought Suez shares when it was privatized might also see the French Government’s 35% stake in their company as a move to renationalise Suez. What could you say to convince they have nothing to worry about?

GERARD MESTRALLET

Let me answer both those questions.

Firstly, what I said last week was that we had to draw a clear line between matters of principle (strategy, value creation and scope) and technical, legal, financial and organisational minutiae.

We agreed with the Board of Directors – unanimously, I might add – that GdF-Suez’s stake in Suez Environment would be a way of keeping strong ties between these two companies without in any way undermining the matter of principle.

That was a prerequisite for the merger. We discussed it with the Board of Directors and agreed that the merger was our main goal. We also agreed that we would go ahead even if it entailed floating a majority of Suez Environment’s capital, not a minority (as we had originally suggested). We also agreed to keep our original position on Suez Environment. Suez Environment is and will remain an intrinsically coherent organisation. It will not be split up. It will remain within our scope and retain strong ties with GdF-Suez. We will not be selling it to anyone.

GdF-Suez will specialise in energy. The Board of Directors analysed the situation, we made our decision, and we assume responsibility for it.

That was obviously not the original plan, but it is nonetheless a very good plan, and we are pleased with it.

Moving on to your second question, about the French Government and its role, you are right: it’s new for Suez. The State’s blocking minority was a sine-qua-non.

Groups such as ours, which are active around the world and in sectors involving extremely long investment cycles, need visibility, long-term forecasts and stability. The State’s stake will give us all that. So we see it as an advantage.

The French Government also has minority stakes in Renault, Air France and other companies that have shown that they can thrive in an international competitive environment.

FROM THE FLOOR

I have two questions.

The first one is about tariffs. You were – and still are – competing against each other. But that will end when you merge. Should consumers who do not come under tariff-regulation protection be worrying?

The second one is about overlaps. Where do you see you will be overlap and what will happen to staff there?

JEAN-FRANÇOIS CIRELLI

Maybe I can answer, and you can add anything you feel you want to.

Objectively, I think you have to realise that there was only very marginal competition between Gaz de France and Suez, quite simply because we had a monopoly until 1 July this year. So Suez had no bearing on gas prices and tariffs.

I will repeat what I have said before: French consumers have no reason to fear gas-price hikes as a result of this merger, quite simply because prices are regulated here. It may be different in other countries but, here in France, we have what we call “administrated tariffs”. We dropped out because I am sure our gas-sourcing options will put us in a position to provide the best possible service at the most attractive rates.

Contrary to what has been said, by some at least, we feel it will be great news for all our customers. They will have choice, and the lowest possible rates. We will do whatever we can to make sure they do. We already have very attractive deals (freezing prices for a two-year period, for instance) and will take it further on the renewable-energies and service fronts.

So, there again, people have been brandishing a completely unfounded threat.

Moving on to the overlaps you mentioned, let me say that the beauty of this merger is that Suez and Gaz de France are essentially complementary. There are only tiny overlaps. But we will be dealing with them without downsizing staff. I have said so. So has Gérard. The merger will not entail any job cuts.

GERARD MESTRALLET

That’s one of this operation’s main advantages. There will be no job cuts. There will of course be a few changes, but the Group will be growing fast enough to handle the necessary reshuffle without any trouble whatsoever.

In France, for example, we will be bolstering each other’s position in the gas and electricity markets. We will be combining our LNG business without overlapping either. This new Group is carved out for growth. There are no labour or status issues on the horizon.

FROM THE FLOOR

Good afternoon. I have three questions.

First question: how did you Suez and GdF split the seats on the Executive Committee?

Second question: you spoke about a project that would create jobs; I would like to know where and in what fields.

My third question is about gas prices and their link with oil prices: can you pledge to lower gas prices if and when oil prices drop?

GERARD MESTRALLET

We shared the seats on the Executive Committee right down the middle. We spoke about that last time, so I won’t go over it again. There will be about 20 members in total, and about ten from each company. That’s the philosophy behind our marriage. We weren’t dogmatic about it: we wanted the best from both sides and it turned out that there are as many leading lights at Gaz de France as there are at Suez!

I can’t tell you exactly where we will be creating jobs country by country. Again, you know we are active where demand for energy, electricity or gas is strong and getting stronger. We are fortunate enough to be involved in our domestic markets – France and Benelux in Europe – and in a number of emerging countries where demand for what we can supply is also growing.

Let me add – and this applies for Suez and for Gaz de France – that organic growth has put us where we are today. In other words we won’t rule out acquisitions per se, but we are basically in a position to build our own infrastructure, power plants, dams and so on. And we create jobs every time we do so.

JEAN-FRANÇOIS CIRELLI

To answer your last question, gas prices have not budged in 2007 in spite of the fact that oil barrels cost US$ 51 on 1 January and cost round about US$ 70 these days. Meaning we do not necessarily peg our gas prices to oil prices all the time.

In France, we work by a tariff schedule we negotiate with the Government. When we have settled it, we stick to it when oil prices go up and when they go down.

FROM THE FLOOR (Natexis Sécurité)

I have three questions.

The first one is about your disposals: will the European Union have to review its stance on the disposals and other moves you tendered under the new terms (I am thinking of Distrigaz, Fluxys, etc?). In other words, do you have to go through all the motions again?

My second question is about the Suez Environment shareholder pact. You said you had to reach an agreement: what will happen if you don’t? And when will we hear more about this pact?

My third question is about the GIE Alliance: I was under the impression that the absorption of Tractebel by Electrabel brought virtually every company in the Group under the GIE Alliance, and that spinning off Suez Environment entailed either dissolving GIE or paying off its debt. How did you solve that issue (which I believe was a major stumbling block for the spin off)?

GERARD MESTRALLET

I’ll let Gérard Lamarche answer your question about GIE Alliance.

As I said last week, Jean-François and I asked the European Commission for an extension on our deadline to effect the required disposals (or rather remedies). We will also be in touch with the Commission to provide any information they might require. The energy chapter of the operation, however, has not changed.

Suez shareholders entitled to Suez Environment shares will be negotiating the pact among themselves and with us. They are the ones who want the pact. So it will be a perfectly conventional negotiation process and I have no doubts that it will succeed.

Of course, it will only take effect when we hand out the Suez Environment shares i.e. when Suez and Gaz de France merge. But the terms will of course be settled before that.

GERARD LAMARCHE

The GIE will not be dissolved. Suez Environment will reimburse the advances, and Gaz de France will join the GIE when we merge.

FROM THE FLOOR (Reuters)

I have three questions.

The first one is about the shareholder pact: can you confirm that Areva, Crédit Agricole and CDC will sign it (as we heard yesterday evening) and that GdF-Suez, Areva, Crédit Agricole and CDC will own 48% of Suez Environment at the outcome?

My second question is what you are planning to do with your stake in Agbar.

My third question picks up where my colleague from Bloomberg left off. What are you planning to tell shareholders that are uncomfortable with the prospect of the French Government interfering with the new Group? Yesterday evening, Claude Guéant said something to the effect that the Government would have control over the new Group. That’s not the sort of thing that Anglo-Saxon shareholders want to hear.

GERARD MESTRALLET

First of all it is up to shareholders to decide whether or not they want to sign the pact, and to disclose their decision when and as appropriate. The insurance companies that will be entitled to Suez Environment shares, for example, need room to manoeuvre.

The pact should encompass about 12 to 13% of Suez Environment’s capital. That, added to the 35%, should put the total at 47 to 48%.

Our stake in Agbar is in ISUSA, a Suez Environment (51%) and Caixa de Barcelona (49%) joint venture. ISUSA and our stake in Agbar will naturally remain under the Suez Environment umbrella.

Suez Environment, Caixa de Barcelona and ISUSA are running a takeover bid at this point in time. This operation will naturally continue its course as planned.

So Suez Environment will keep its stake in Agbar. That’s only natural.

I have already gone over the upsides of having the French Government as a long-term shareholder. It will be an important shareholder – it will hold a blocking minority – but it will still only own a non-controlling stake. The bulk of the shares will float. The French Government will nonetheless be entitled to a number of seats on the Board.

I can add that the Government has voiced its views very clearly – and indeed unblocked the whole merger. What we did at Suez was simply weigh the pros of going ahead with the merger and going along with the Government’s terms against the cons of dropping the merger, and made our decision.

As a privately-owned company, we are certain that the Suez Board’s decision we will put to our shareholders’ vote is the best available option for Suez and for all its private shareholders.

I feel the French Government is fulfilling its role as Gaz de France’s majority shareholder: its sets its terms for the private sector and lets the private sector decide whether it wants to go ahead with them or not.

We also feel that we are about to see a project that we have been working on for the past five or six years succeed at last. I am extremely grateful to the President of the Republic for having unblocked the situation with a clear agenda. He wanted the merger to go ahead on condition we floated the majority of Suez Environment. And we felt that that was the best solution for Gaz de France and Suez shareholders.

JEAN-FRANÇOIS CIRELLI

I would just like to add a few points.

Energy is a strategic industry in every country. Governments will ever ignore energy policy. Energy drives economic growth so governments simply cannot afford to disregard it.

So governments regulate their energy sectors. This is true here in France and around the world.

But that doesn’t mean that a government will necessarily use its sway over the energy sector irrationally. When governments own stakes in companies, they are perfectly rational.

And I have no doubt that the new Group’s main shareholder will be perfectly rational.

What did the Government say in our case? It said, “Focus your strategy on energy.” Can we live with that? Yes, that’s exactly what we wanted.

The Government is intent on rolling out France’s energy policy, and we are intent on developing and thriving in the energy sector. There is a lot of common ground there.

As Gérard said, the Government has shown that it can hold a sizeable stake in a company without hampering its development and drive.

FROM THE FLOOR (Société Générale)

I have three questions.

The first one ties in with the fact that you have been working hard to streamline your organisation since 1997 (we have seen all the phases all the way up to Electrabel in 2005). Don’t you think that the Suez Environment spin-off might wipe out all your efforts to fend off the holding status that has kept your share prices in check?

Secondly, earlier on in the merger process, you said you were planning to swap, not dispose of, Distrigaz and the other assets on the remedy list. Is that still the case today, and how will it pan out in France?

Thirdly, you have shown beyond a doubt that you are determined to see this merger happen. My question is where you will channel your determination when it does: are you eyeing LNG, gas in Europe, electricity in Europe…? You don’t have much debt, but you’re not the only ones in that position. So where will you be looking next?

I was also wondering how much you were planning to make from the CIRDI case.

GERARD MESTRALLET

First of all, thank you for the refresher on all the ground we have covered between the days when Suez was a diversified bank and insurance holding and today, when we are on the verge of joining forces with Gaz de France and becoming one of Europe’s and the world’s leading energy groups.

And let me add that I am rather proud of this metamorphosis which – I think it is fair to say – is unparalleled in Europe and indeed the world. That’s what observers have told me at least.

We did indeed turn a number of awfully complex structures into leaner and meaner industrial organisations. The branches then became divisions - even through they were legally independent (as is the case with Suez Environment).

That pretty much sums up the changes.

However, we are not dogmatic about things and are happy to try out new options.

We have floated Lydec, our Moroccan subsidiary. Our Brazilian subsidiary – that country’s leading private-sector electricity-generation company – is also listed. We have floated our Thai and Peruvian subsidiaries as well.

I didn’t go about overhauling the Group’s structures with any hard and fast rules.

We will show that Suez Environment is an efficient organisation in itself and that it will prove beneficial for GdF-Suez and its shareholders as a whole.

We also said we didn’t just want to sell off Distrigaz for cash: we said we wanted to swap it for European industrial assets. We still do. So that will be back on the table soon. We also said we would sell Distrigaz to the company that could offer the best price, the best assets and the best strategic fit.

All the big European players have been in touch yesterday and today. And we will be happy to talk to them all. EdF, for one, stated its interest publicly.

We are not going to give you details about our CapEx plans for the future. We will of course be investing in LNG – and are already doing so.

We invest in a number of sectors. Jean-François told you about our strategic guidelines. We will be providing details in due course.

Moving on to your question about the CIRDI – which, as a few of you may know, is a Washington-based arbitration court – we brought suit against the Government of Argentina for breaching our contract for water supply in Buenos Aires.

We are not the only ones: Vivendi has also taken the Argentine Government to court on rather similar grounds and won. We don’t know what way it will rule in our case, but it should do so next year. We are asking for €1 billion.

FROM THE FLOOR (Challenges)

First of all, will you both sit on the GdF-Suez Board?

JEAN-FRANÇOIS CIRELLI

Yes.

FROM THE FLOOR (Challenges)

Secondly, will Suez Environment keep its name?

GERARD MESTRALLET

That is not a relevant question.

FROM THE FLOOR (Challenges)

Thirdly, how long will the shareholder pact last?

GERARD MESTRALLET

That’s on the table, of course. The goal is naturally to stabilise Suez Environment’s capital.

FROM THE FLOOR (Challenges)

So you haven’t decided yet…

GERARD MESTRALLET

No.

FROM THE FLOOR (Challenges)

Lastly, what are the chances of hearing you announce your decision to cash in on Suez Environment to invest in more strategic assets, say, a couple of years from now?

GERARD MESTRALLET

We will probably say quite the opposite.

FROM THE FLOOR (Herald Tribune)

You have both welcomed the French Government’s stake in GdF-Suez and applauded its role opening the door for this merger. Do you think this operation might serve as an example that the rest of Europe might emulate?

Do you feel that the European Union’s energy policy should include that strategic dimension and the role of government, given the fact that there are players such as Gazprom in the energy sector? And should we say as much today?

JEAN-FRANÇOIS CIRELLI

I think Europe needs big players. That said, energy sectors and players vary from one country to another, so it is up to each country to find the best possible solution. I am not saying that every European government should be involved in every European energy group. It all depends on what works best in each country.

The fact in France, however, is that the French Government has always played a hands-on role in the energy sector. Its decision to back this merger means that it will cut back its stake in Gaz de France, but it also means it will serve a higher call, as it were, serving the interests of Europe’s people.

That doesn’t mean we should be telling anyone how they should be doing things. But it does mean that we will be building a beautiful Group. The fact that the French Government owns a stake in this Group simply reflects the way in which we have always done things in France, and we’re happy to go along with that.

GERARD MESTRALLET

Governments are involved in the energy sector throughout Europe. We have seen that in France and Belgium – two countries we know well – and in Spain (the Spanish Government played a hands-on role in the Endesa deal).

How governments shape their energy sector, however, varies from one country to another. The Belgian Government, for instance, does not traditionally own stakes in companies. But that doesn’t mean that it is letting its energy sector free-wheel!

Every time we made a move in Belgium, we made a point of involving the government. Pax Electrica I (the Electrabel operation) and Pax Electrica II (when we announced the GdF-Suez merger last year) are two examples.

In other words, governments are invariably involved in their domestic energy sectors, but that does not necessarily mean they own stakes in local energy companies.

FROM THE FLOOR

You had originally pledged to hand out 50% of your disposable income in the form of dividends. Does that still apply today?

GERARD MESTRALLET

That was the figure that Suez pledged…

JEAN-FRANÇOIS CIRELLI

The same for Gaz de France.

GERARD MESTRALLET

What we are saying today is that the new Group will embark on an extremely aggressive shareholder-return policy. We are already doing that separately, and will continue doing so together. We are also looking into handing out extraordinary dividends and buying back shares.

FROM THE FLOOR

So you are not maintaining your pledge.

I have another question: how much debt will you spin off along with Suez Environment?

GERARD MESTRALLET

We’ve published that figure. Off the top of my head, I think it was €5.4 billion as of 30 June this year. We also released figures from the balance sheet so that analysts could do their maths with all the facts. Suez Environment’s debt will stay the same until it floats.

FROM THE FLOOR (London Times)

How will the new Group’s Chairman and Deputy Chairman share responsibilities?

I would also like to ask Mr Cirelli about plans to cut jobs in order to reach the €1 billion synergy goal, and about plans to counterbalance the new company’s extraordinary downstream operations with investments upstream.

GERARD MESTRALLET

I will answer your question about our responsibilities. Jean-François and I will be sharing responsibility for the operational and functional branches. We said that last year and haven’t changed our minds since.

JEAN-FRANÇOIS CIRELLI

We are not planning to cut jobs at Gaz de France. The synergies involve cutting costs and streamlining gas supplies (combining our gas operations, for instance).

We have a lot of experience in upstream operations at Gaz de France. I think that was one of the things that caught Gérard’s and his team’s eyes. We will be in a position to invest massively in capital-intensive upstream operations. Our goal, there, is to balance out supplies across the board and across Europe.

We are planning to invest in mature areas and in areas around Europe (I am thinking of Norway, Algeria, the Middle East and Central Asia). That is where we will be investing in our upstream operations. Might I add that we have the expertise – and now the wherewithal – to push ahead.

FROM THE FLOOR (La Libre Belgique)

How will your stake in Gas Natural fit into your strategy after the merger, and how many French Government representatives will sit on the new Group’s Board of Directors?

GERARD MESTRALLET

The answer to your second question is one-third (proportional to its stake). That’s what the law says.

Our stake in Gas Natural is part of a partnership we are working on. The teams at Gas Natural and at Gaz de France are fully involved here. It is another dimension in the Group’s prospects. Suez strengthened its ties with Gas Natural very recently. We are talking to them about how we can take those ties further after the merger.

We are three large players in the LNG business (and the North Atlantic basin’s three leading players). So I’m sure there are plenty of things we can do together.

JEAN-FRANÇOIS CIRELLI

Before leaving you, I would like to our legal advisors, bankers, the people at the Ministry of Finance, [inaudible].

And thank you all for coming here this afternoon.

GERARD MESTRALLET

Thank you.

The meeting ended at 16.25 pm.